

December 13, 2013

Via E-mail
Mr. Liansheng Miao
Chief Executive Officer
Yingli Green Energy Holding Company Limited
No. 3399 Chaoyang North Street
Baoding 071051
People's Republic of China

> **Re:** **Yingli Green Energy Holding Company Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed April 23, 2013**
> **File No. 001-33469**

Dear Mr. Miao:

We have reviewed your response letter dated December 9, 2013 and filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2012

Item 18. Financial Statements

Note 17. Accrual for Loss on Inventory Purchase Commitments, page F-38

1.   Further to your response to prior comment 1 related to your accounting for the loss during fiscal 2012, please explain to us in more detail the basis for the accrual of RMB851,694 as of December 31, 2012 under FASB ASC 450-20 and how you measured the amount of the accrual required.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding these comments. In this regard, do not hesitate to call me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant

cc: Leiming Chen, Esq.
     Simpson Thacher & Bartlett LLP